EXHIBIT 99.1

EDAP Reports Strong Growth in Its Second Quarter 2014 Results

Highlights

  Revenues increased 28% year-over-year to EUR 13.4 million for the first six months
  104% growth in its HIFU business outside of USA for the first six months
  Solid financial profile with cash position of $17.5 million
  Strong backlog of orders in both HIFU and ESWL entering Third Quarter

LYON, France, Aug. 28, 2014 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today financial results for the second quarter ended June 30, 2014 and provided an update on recent strategic developments.

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "During the second quarter, we continued to see solid revenue growth worldwide, mainly driven by increasing demand for our HIFU devices in Europe and the rest of the world. This clearly demonstrates a growing adoption and recognition of HIFU in treating prostate cancer and EDAP's ability to answer both urologist and patient needs with our unique full range of HIFU products, including Ablatherm-HIFU and Focal One."

Mr. Oczachowski continued, "As we enter the second half of the year, we are well positioned with a solid backlog of 10 lithotripters and two Focal One HIFU devices. In addition to the encouraging trends we are seeing for our products worldwide, the Company has a strong cash position of $17.5 million which provides us with financial flexibility to capitalize on opportunities in the global urology market. In parallel, we remain focused on further penetrating the US market with our approved range of lithotripsy devices. Finally, we maintain continuous dialogue with the FDA on the approval process of our Ablatherm-HIFU treatment for prostate cancer."

Second Quarter 2014 Results

Total revenue for the second quarter 2014 was EUR 5.6 million (USD 7.7 million), a 25% year-over-year increase compared to EUR 4.5 million (USD 5.9 million) for the second quarter 2013.

Total revenue for the HIFU division was EUR 1.5 million (USD 2.1 million) for the second quarter 2014, compared to EUR 967,000 (USD 1.3 million) for the same period last year. Results for the second quarter 2014 included the sale of one Ablatherm and one Focal One devices.

For the three months ended June 30, 2014, total revenue for the lithotripsy division was EUR 4.1 million (USD 5.7 million), an increase from EUR 3.5 million (USD 4.6 million), during the year ago period. During the second quarter 2014, the Company recorded sales of twelve lithotripsy machines, comprised of eight Sonolith i-move devices, two Sonolith i-sys device, and two Sonolith Praktis, compared to a total of eight devices sold in the second quarter of 2013.

Gross profit for the second quarter 2014 was EUR 1.8 million (USD 2.5 million), compared to EUR 1.6 million (USD 2.1 million) for the year ago period. Gross profit margin was 32.0% in the second quarter 2014, compared to 36.1% in the year ago period.

Operating expenses were EUR 3.4 million (USD 4.7 million) for the second quarter 2014, compared to EUR 3.1 million (USD 4.0 million) for the same period in 2013.

Operating loss for the quarter was EUR 1.6 million (USD 2.2 million) in line with the operating loss in the second quarter of 2013 of EUR 1.5 million (USD 1.9 million).

Net loss for the second quarter 2014 was EUR 5.3 million (USD 7.2 million), or EUR 0.23 per diluted share, as compared to a net loss for the second quarter 2013 of EUR 195,000 (USD 255,000), or EUR 0.01 per diluted share. Net loss in the second quarter 2014 included a non-cash interest expense of EUR 3.8 million to adjust the accounting fair value of the outstanding warrants.

First Six Months 2014 Results

Total revenue for the first half of 2014 was EUR 13.4 million (USD 18.0 million), up 28% compared to EUR 10.4 million (USD 13.7 million) for the first half of 2013.

Gross profit for the first half of 2014 was EUR 5.4 million (USD 7.2 million) and gross profit margin was 40.1%, compared to 36.7 % in the year ago period.

Operating loss for the first half of 2014 was EUR 1.0 million (USD 1.4 million), down EUR 1.6 million from EUR 2.6 million (USD 3.5 million) in the first six months of 2013

Net loss for the first half of 2014 was EUR 4.4 million (USD 5.9 million), or EUR 0.20 per diluted share, as compared to net loss of EUR 4.1 million (USD 5.3 million), or EUR 0.21 per diluted share, in the first half of 2013. Net loss in the first half of 2014 included a non-cash interest expense of EUR 3.6 million to adjust the accounting fair value of the outstanding warrants.

At June 30, 2014, cash and cash equivalents, including short-term treasury investments, were EUR 12.8 million (USD 17.5 million). In the last twelve months, the cash utilization in the Company's operations has been EUR 0.9 million.

Conference Call

EDAP will hold a conference call on Thursday, August 28, 2014 at 8:30 a.m. EDT to discuss the results. The dial-in numbers are 1-877-300-8521 for domestic callers and 1-412-317-6026 for international callers. The conference ID number for both is 10051097. A live webcast of the conference call will be available online from the investor relations page of the Company's corporate website at www.edap-tms.com.

After the live event, the webcast will remain available on EDAP's website, www.edap-tms.com, through September 28, 2014. In addition, a telephonic replay of the call will be available until September 4, 2014. The replay dial-in numbers are 1-877-870-5176 for domestic callers and 1-858-384-5517 for international callers. Please use event passcode 10051097.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment, Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. In February 2014, the Company introduced a new innovative HIFU device, the Focal One® dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device.,. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended :		Three Months Ended :
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	Euros	Euros	$US	$US
Sales of goods	3,342	2,251	4,589	2,939
Net Sales of RPP and Leases	1,024	1,037	1,407	1,353
Sales of spare parts and Services	1,269	1,211	1,743	1,581
TOTAL NET SALES	5,635	4,499	7,738	5,873
Other revenues	(3)	3	(4)	4
TOTAL REVENUES	5,632	4,502	7,734	5,877
Cost of goods	(2,344)	(1,369)	(3,219)	(1,788)
Cost of RPP and Leases	(636)	(599)	(874)	(782)
Cost of spare parts & services	(849)	(906)	(1,166)	(1,183)
Cost of sales	(3,829)	(2,875)	(5,258)	(3,753)

GROSS PROFIT	1,803	1,627	2,476	2,124
Research & development expenses	(932)	(646)	(1,279)	(843)
Marketing & Sales expenses	(1,623)	(1,560)	(2,228)	(2,036)
G & A expenses	(853)	(880)	(1,171)	(1,149)
Total operating expenses	(3,407)	(3,086)	(4,679)	(4,028)

OPERATING PROFIT (LOSS)	(1,604)	(1,458)	(2,203)	(1,904)
Interest (expense) income, net	(3,814)	1,817	(5,237)	2,372
Currency exchange gains (loss), net	161	(545)	221	(712)
Other income (loss), net	(1)	2	(2)	3

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(5,259)	(184)	(7,222)	(240)
Income tax (expense) credit	(7)	(12)	(9)	(15)

NET INCOME (LOSS)	(5,265)	(195)	(7,231)	(255)

Earning per share – Basic	(0.23)	(0.01)	(0.32)	(0.01)

Average number of shares used in computation of Basic EPS	22,756,337	19,923,003	22,756,337	19,923,003

Earning per share – Diluted	(0.23)	(0.01)	(0.32)	(0.01)

Average number of shares used in computation of Diluted EPS	22,756,337	19,923,003	22,756,337	19,923,003

NOTE: Translated for convenience of the reader to U.S. dollars at the 2014 average three months noon buying rate of 1 Euro = 1.3732 USD, and 2013 average three months noon buying rate of 1 Euro = 1.3055 USD.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Six Months Ended :		Six Months Ended :
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	Euros	Euros	$US	$US
Sales of goods	8,756	5,944	11,769	7,792
Net Sales of RPP and Leases	2,023	1,970	2,719	2,582
Sales of spare parts and Services	2,618	2,512	3,519	3,293
TOTAL NET SALES	13,397	10,426	18,006	13,667
Other revenues	--	3	--	4
TOTAL REVENUES	13,397	10,429	18,006	13,671
Cost of goods	(5,159)	(3,612)	(6,934)	(4,735)
Cost of RPP and Leases	(1,141)	(1,122)	(1,534)	(1,471)
Cost of spare parts & services	(1,730)	(1,870)	(2,325)	(2,451)
Cost of sales	(8,030)	(6,604)	(10,793)	(8,657)

GROSS PROFIT	5,367	3,825	7,214	5,014
Research & development expenses	(1,618)	(1,578)	(2,174)	(2,069)
Marketing & Sales expenses	(3,064)	(3,094)	(4,118)	(4,055)
G & A expenses	(1,732)	(1,802)	(2,328)	(2,362)
Total operating expenses	(6,413)	(6,474)	(8,620)	(8,486)

OPERATING PROFIT (LOSS)	(1,046)	(2,649)	(1,406)	(3,472)
Interest (expense) income, net	(3,554)	(612)	(4,778)	(803)
Currency exchange gains (loss), net	216	(757)	290	(992)
Other income (loss), net	(4)	1	(6)	1

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(4,389)	(4,017)	(5,899)	(5,266)
Income tax (expense) credit	(36)	(61)	(49)	(80)

NET INCOME (LOSS)	(4,425)	(4,078)	(5,948)	(5,346)

Earning per share – Basic	(0.20)	(0.21)	(0.27)	(0.28)

Average number of shares used in computation of Basic EPS	22,273,003	19,321,827	22,273,003	19,321,827

Earning per share – Diluted	(0.20)	(0.21)	(0.27)	(0.28)

Average number of shares used in computation of Diluted EPS	22,273,003	19,321,827	22,273,003	19,321,827

NOTE: Translated for convenience of the reader to U.S. dollars at the 2014 average six months noon buying rate of 1 Euro = 1.3441 USD, and 2013 average six months noon buying rate of 1 Euro = 1.3108 USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars)

	Jun. 30,	Mar. 31,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014
	Euros	Euros	$US	$US

Cash, cash equivalents and short term investments	12,799	6,443	17,520	8,877
Total current assets	27,473	22,951	37,608	31,622
Total current liabilities	11,484	12,117	15,721	16,695
Shareholders' Equity	11,283	10,160	15,445	13,999

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.3689 USD, on June 30, 2014 and at the noon buying rate of 1 Euro = 1.3778 USD, on March 31, 2014.

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
THREE MONTHS ENDED JUNE 30, 2014
(Amounts in thousands of Euros)

							Total After
	HIFU Division		UDS Division		FDA Trials	Corporate	Consolidation

Sales of goods	3,252		5,504				8,756
Sales of RPPs & Leases	1,103		920				2,023
Sales of spare parts & services	433		2,185				2,618
TOTAL NET SALES	4,789		8,608				13,397

Other revenues	--		--				--

TOTAL REVENUES	4,789		8,608				13,397

GROSS PROFIT	2,643	55%	2,724	32%			5,367	40%

Research & Development	(614)		(434)		(570)		(1,618)
Total SG&A plus depreciation	(1,265)		(2,811)			(720)	(4,796)

OPERATING PROFIT (LOSS)	765		(521)		(570)	(720)	(1,046)

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         David Burke
         The Ruth Group
         646-536-7009
         dburke@theruthgroup.com